Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
October 30, 2019
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on October 9, 2019. The Registrant filed the Amendment with the Commission on August 29, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 91).
Comments to that Apply to Multiple Funds (as applicable)
Comment 1. Rather than presenting the risks in alphabetical order, please reorder them prioritize the risks that are most likely to affect the Fund’s net asset value, yield and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. In response to this comment, however, the Registrant has added disclosure specifically noting that the principal risks are not listed in order of significance.
Comment 2. Please confirm that, for each index Fund that currently concentrates in an industry, the Registrant has added disclosure about the particular industry in addition to the general concentration risk. The Staff notes in particular that, as of June 30, 2019: (a) the Principal Contrarian Value Index Fund had more than 25% of its investments in Industrials and (b) the Principal Shareholder Yield Index Fund had more than 35% of its investments in Financials.
Response: The Registrant confirms that each index Fund that currently concentrates in a particular industry has disclosure regarding the specific industry. With respect to the noted investments by the Principal Contrarian Value Index Fund and the Principal Shareholder Yield Index Fund, while those funds have significant investments in the broader Industrials and Financials sectors, respectively, neither fund concentrated in any particular industry within the applicable sector. Upon review, the Registrant has revised other disclosure in the prospectus to differentiate between sectors and industries.

Comment 3. Please confirm that the Registrant will update applicable footnotes to the expense tables so that any fee waivers will be in effect for no less than one year from the effective date of the registration statement.
Response: Confirmed.
Comments to the Principal International Multi-Factor Core Index ETF
Comment 4. Under Purchase and Sale of Fund Shares, it states that units are sold in blocks of 100,000. Please confirm the disclosure is correct.
Response: Confirmed (this Fund differs from the others in this prospectus).
Comments to the Principal Investment Grade Corporate Active ETF
Comment 5. Please confirm that the Registrant considered whether there should be a line item for Acquired Fund Fees and Expenses since the Fund will invest in other investment companies.
Response: Confirmed. The Fund currently does not expect to incur Acquired Fund Fees and Expenses exceeding the de minimis amount permitted by Form N-1A, Item 3, Instruction 3(f)(i).
Comments to the Principal Millennials Index ETF
Comment 6. The Staff notes that emerging markets risk is included. Please add corresponding disclosure to the Principal Investment Strategies section and disclose how the Fund defines emerging markets.
Response: The Registrant has made the requested revision to the Fund’s principal investment strategies. The Registrant respectfully submits that emerging markets are defined under Additional Information about Investment Strategies and Risks - Emerging Markets.
Comments to the Principal U.S. Small-MidCap Multi-Factor Core Index ETF
Comment 7. The third paragraph states: The Index includes securities that are in the top 90% of the Parent Indexes by three month average daily dollar trading volume, and the top 20% of the final rank in the current valuation (or top 50% if included in the Index in the prior period) (as described below). Where is this described? Please advise or revise.
Response: The Registrant has deleted the parenthetical, as it is not needed since the ranking methodology is described in the next paragraph.
Comments to the SAI
Comment 8. Please be advised that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
Comment 9. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 10. Please be advised that it is the Staff’s position that Revenue bonds issued to finance a particular project should be considered to be in the industry of the project for purposes of industry concentration.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E), N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant